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                                                                   Exhibit 99.1

 QIAGEN to Present at the 4th Annual UBS Warburg Global Life Sciences Conference

Venlo, The Netherlands, October 02, 2002 - QIAGEN N.V. (NASDAQ: QGENF, Neuer
Markt: QIA) today announced that it will present at the 4th Annual UBS Warburg Global Life Sciences Conference at 9:00 a.m. EDT on Wednesday October 09, 2002. The conference is being held at The Plaza, 5th Avenue at Central Park South in New York City.

Peer M. Schatz, QIAGEN's Chief Financial Officer, will provide an overview of the Company, discuss recent developments and outline future opportunities. QIAGEN's presentation will be webcasted for investors live and by replay until November 10, 2002 and available at http://www.ubswarburg.com. The presentation can be accessed in the Investor Relations section at http://www.qiagen.com.

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,700 people worldwide. Further information on QIAGEN can be found at www.QIAGEN.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of each of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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